UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report:  March 5, 2010
Commission file number 1- 32479
TEEKAY LNG PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40- F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☑

TEEKAY LNG PARTNERS L.P. 4th Floor, Belvedere Building, 69 Pitts Bay Road Hamilton, HM 08, Bermuda
EARNINGS RELEASE
TEEKAY LNG PARTNERS
REPORTS FOURTH QUARTER AND ANNUAL RESULTS
Highlights
•	Generated distributable cash flow of $33.5 million in the fourth quarter of 2009, up from $29.6 million in the fourth quarter of 2008

•	Declared and paid cash distribution of $0.57 per unit for the fourth quarter of 2009

•	Entered into a new $122.0 million credit facility in late-October 2009 secured by five newbuilding LPG/Multigas carriers

•	Took delivery of the second Skaugen LPG carrier in November 2009

•	Agreed to acquire from Teekay Corporation two Suezmax tankers and one Handymax Product tanker operating under long-term fixed-rate contracts
Hamilton, Bermuda, March 4, 2010 — Teekay GP LLC, the general partner of Teekay LNG Partners L.P. (Teekay LNG or the Partnership) (NYSE: TGP) today reported its results for the quarter ended December 31, 2009. During the fourth quarter of 2009, the Partnership generated distributable cash flow(1) of $33.5 million, compared to $29.6 million in the same quarter of the previous year. The increase was primarily due to the acquisition of two LPG carriers in April and November 2009, the acquisition of two Tangguh LNG carriers in August 2009, and fewer drydock days.
On January 27, 2010, the Partnership declared a cash distribution of $0.57 per unit for the quarter ended December 31, 2009. The cash distribution was paid on February 12, 2010 to all unitholders of record on February 5, 2010.
“We are pleased with the Partnership’s operational performance and business execution in 2009,” commented Peter Evensen, Chief Executive Officer or Teekay GP LLC. “Our stable operating model and predictable results are underpinned by our portfolio of long-term fixed rate contracts which have enabled the partnership to deliver solid results in a year marked by volatility in the energy and financial markets. In 2009, we added four gas carrier newbuildings to our fleet and completed two follow-on equity offerings, raising total proceeds of $159 million, which have provided sufficient equity to complete our existing investment program through 2010.”
Mr. Evensen continued, “Earlier today we announced the acquisition of three conventional tankers from our sponsor Teekay Corporation, all of which are currently operating under long-term fixed-rate time-charter contracts. The $160 million purchase price for these vessels will be financed through the assumption of $126 million of debt with very favorable terms, and the remaining $34 million will be funded by the Partnership’s available liquidity. With remaining contract durations between 10 and 11 years, these vessels will compliment the Partnership’s existing contract portfolio and are expected to generate approximately $8 million of incremental distributable cash flow for the Partnership annually. As a result of this accretive acquisition, management plans to recommend a distribution increase of $0.03 per unit, or approximately 5 percent, commencing in the first quarter of 2010. Looking further into 2010, the Partnership remains well-positioned to grow through both organic newbuilding projects and acquisitions.”

(1)
Distributable cash flow is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. Please see Appendix B for a reconciliation of this non-GAAP measure to the most directly comparable GAAP financial measure.

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Teekay LNG’s Fleet
On November 3, 2009, the Partnership took delivery of the second of five Skaugen LPG carriers which concurrently commenced a 15-year fixed-rate charter. The first of these vessels was delivered to the Partnership in April 2009.
The following table summarizes the Partnership’s fleet as of February 28, 2010:

	Number of Vessels
	Delivered	Committed
	Vessels	Vessels		Total
LNG Carrier Fleet(1)	15	—		15
LPG/Multigas Carrier Fleet	3	3	(2)	6
Conventional Tanker Fleet	8	3	(3)	11

Total	26	6		32

(1)	Excludes Teekay’s 33 percent interest in the four Angola LNG newbuildings, as described below.

(2)	Represents the three Skaugen LPG/Multigas carriers currently under construction, as described below.

(3)	Represents the three conventional tankers the Partnership agreed to acquire from Teekay on March 2, 2010.
Future Projects
Below is a summary of LNG and LPG/Multigas newbuildings that the Partnership has agreed to, or has the right to, acquire:
Skaugen LPG/Multigas
The Partnership has agreed to acquire three LPG carriers from subsidiaries of IM Skaugen ASA (Skaugen) and two Multigas carriers from Teekay. Three of these LPG/Multigas carriers are currently under construction and will be purchased upon their scheduled deliveries from the shipyard in 2010 and 2011. Upon their delivery, the vessels will commence service under 15-year fixed-rate charters to Skaugen. Two of the five vessels have already delivered, one in April 2009 and one in November 2009.
Angola LNG
As previously announced, a consortium in which Teekay has a 33 percent interest, has agreed to charter four newbuilding LNG carriers for a period of 20 years to the Angola LNG Project, which is being developed by subsidiaries of Chevron, Sonangol, BP, Total and ENI. The vessels will be chartered at fixed rates, with inflation adjustments, following their deliveries which are scheduled to commence in 2011. In accordance with an agreement between Teekay and Teekay LNG, Teekay is obligated to offer the Partnership its interest in these vessels and related charter contracts no later than 180 days before delivery of these newbuilding LNG carriers.
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Financial Summary
The Partnership reported adjusted net income attributable to the partners(1) (as detailed in Appendix A to this release) of $16.8 million for the quarter ended December 31, 2009, compared to $14.8 million for the same period of the prior year. Adjusted net income attributable to the partners excludes a number of specific items which had the net effect of increasing net income by $22.8 million and decreasing net income by $30.7 million for the three months ended December 31, 2009 and 2008, respectively, as detailed in Appendix A. Including these items, the Partnership reported net income attributable to the partners, on a GAAP basis(2), of $39.6 million and a net loss attributable to the partners, on a GAAP basis(2), of $15.9 million for the three months ended December 31, 2009 and 2008, respectively.
The Partnership reported adjusted net income attributable to the partners(1) (as detailed in Appendix A to this release) of $66.9 million for the year ended December 31, 2009, compared to $48.6 million in the prior year. Adjusted net income attributable to the partners excludes a number of specific items which had the net effect of decreasing net income by $31.0 million and $30.0 million for the years ended December 31, 2009 and 2008, respectively, as detailed in Appendix A. Including these items, the Partnership reported net income attributable to the partners, on a GAAP basis(2), of $35.9 million and $18.6 million for the twelve months ended December 31, 2009 and 2008, respectively.
For accounting purposes, the Partnership is required to recognize the changes in the fair value of its derivative instruments on the statements of income (loss). This method of accounting does not affect the Partnership’s cash flows or the calculation of distributable cash flow, but results in the recognition of unrealized gains or losses on the statements of income (loss).
The Partnership’s financial statements for the prior periods include historical results of vessels acquired by the Partnership from Teekay, referred to herein as the Dropdown Predecessor, for the period when these vessels were owned and operated by Teekay.
Operating Results
The following table highlights certain financial information for Teekay LNG’s segments: the liquefied gas segment and the Suezmax tanker segment (please refer to the “Teekay LNG’s Fleet” section of this release above and Appendix C for further details).

	Three Months Ended			Three Months Ended
	December 31, 2009			December 31, 2008
	(unaudited)			(unaudited)
	Liquefied	Suezmax		Liquefied	Suezmax
	Gas	Tanker		Gas	Tanker
(in thousands of U.S. dollars)	Segment	Segment	Total	Segment	Segment	Total
Net voyage revenues(1)(2)(3)	66,250	18,880	85,130	54,415	32,997	87,412
Vessel operating expenses	12,826	8,011	20,837	13,648	6,766	20,414
Depreciation and amortization	15,083	4,927	20,010	15,140	4,973	20,113
Cash flow from vessel operations(4)	52,852	7,540	60,392	39,058	15,153	54,211

(1)
Net voyage revenues represents voyage revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net voyage revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Partnership’s web site at www.teekaylng.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

(2)
Commencing in 2009 and applied retroactively, the gains and losses related to derivative instruments that are not designated as hedges for accounting purposes have been reclassified to a separate line item in the statements of income (loss) and are no longer included in the amounts above.

(3)	Net voyage revenues for the three months ended December 31, 2008 excludes a realized loss of $8.6 million related to the Toledo Spirit time charter derivative contract.

(4)
Cash flow from vessel operations represents income from vessel operations before depreciation and amortization expense, excluding the cash flow from vessel operations relating to the Partnership’s Variable Interest Entities and Dropdown Predecessors and adjusting for direct financing leases on a cash flow basis and the realized loss on the Toledo Spirit derivative contract. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Partnership’s web site at www.teekaylng.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

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Liquefied Gas Segment
Cash flow from vessel operations from the Partnership’s liquefied gas segment increased to $52.9 million in the fourth quarter of 2009 from $39.1 million in the same quarter of the prior year. This increase is primarily due to the delivery of the first two Skaugen LPG carriers in April and November 2009, the acquisition of the Tangguh LNG carriers in August 2009 and the effect on our Euro-denominated revenues from the strengthening of the Euro against the U.S. Dollar compared to the same period last year.
Suezmax Tanker Segment
Cash flow from vessel operations from the Partnership’s Suezmax tanker segment was $7.5 million for the fourth quarter of 2009 compared to $15.2 million in the same quarter of the prior year. This decrease is primarily due to a reduction of revenues and an increase in operating expenses. The decrease in revenues is primarily due to a $6.2 million decrease in the Teide Spirit profit share (the time charter for the Teide Spirit contains a profit share component tied to spot tanker rates which is determined in the fourth quarter of each year) and an increase in drydock days in the fourth quarter of 2009. In addition there was a reduction in revenue based on a decrease in LIBOR which affected the daily charter rates of certain of our Suezmax tankers. Under the terms of the capital leases relating to these charters, there is a corresponding decrease in the Partnership’s lease payments, which is reflected as a decrease in interest expense. As a result, these interest rate adjustments do not impact the Partnerships’ cash flow from vessel operations, cash available for distribution or net income.
Liquidity
As of December 31, 2009, the Partnership had total liquidity of $479.8 million, comprised of $102.6 million in cash and cash equivalents and $377.2 million in undrawn medium-term revolving credit facilities.
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About Teekay LNG Partners L.P.
Teekay LNG Partners L.P. is a publicly-traded master limited partnership formed by Teekay Corporation (NYSE: TK) as part of its strategy to expand its operations in the LNG and LPG shipping sectors. Teekay LNG Partners L.P. provides LNG, LPG and crude oil marine transportation services under long-term, fixed-rate time-charter contracts with major energy and utility companies through its fleet of fifteen LNG carriers, six LPG/Multigas carriers and eight Suezmax class crude oil tankers. Three of the six LPG/Multigas carriers are newbuildings scheduled for delivery in 2010 and 2011. In addition, Teekay LNG Partners L.P. has agreed to acquire from Teekay Corporation two Suezmax class crude oil tankers and one Handymax product tanker. This transaction is expected to be completed by mid-March 2010.
Teekay LNG Partners’ common units trade on the New York Stock Exchange under the symbol “TGP”.
For Investor Relations enquiries contact:
Kent Alekson
Tel: +1 (604) 609-6442
For Media enquiries contact:
Alana Duffy
Tel: +1 (604) 844-6631
Web site: www.teekaylng.com
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TEEKAY LNG PARTNERS L.P.
SUMMARY CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(in thousands of U.S. dollars, except unit data)

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2009	2009	2008	2009	2008
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
VOYAGE REVENUES	85,549	79,783	88,993	321,129	314,404

OPERATING EXPENSES
Voyage expenses	419	743	1,581	1,902	3,253
Vessel operating expenses	20,837	19,126	20,414	76,882	77,113
Depreciation and amortization	20,010	18,901	20,113	78,397	76,880
General and administrative	5,599	4,952	5,834	18,162	20,201
Restructuring charge(1)	197	393	—	3,250	—
Goodwill impairment	—	—	—	—	3,648

	47,062	44,115	47,942	178,593	181,095

Income from vessel operations	38,487	35,668	41,051	142,536	133,309

OTHER ITEMS
Interest expense	(12,651)	(13,396)	(37,090)	(59,281)	(138,317)
Interest income	3,015	3,375	18,647	13,873	64,325
Realized and unrealized gain (loss) on derivative instruments(2)	526	(33,882)	(73,946)	(40,950)	(99,954)
Foreign exchange gain (loss) (3)	8,675	(17,559)	3,597	(10,835)	18,244
Equity income (loss) (4)	5,591	(2,499)	1,549	17,098	136
Other (expense) income — net	(541)	61	(166)	(302)	1,045

Net income (loss)	43,102	(28,232)	(46,358)	62,139	(21,212)

Net income (loss) attributable to:
Non-controlling interest(5)	3,512	1,818	(30,463)	26,212	(40,698)
Dropdown Predecessor	—	—	—	—	894
Partners	39,590	(30,050)	(15,895)	35,927	18,592

Limited partners’ units outstanding:
Weighted-average number of common units outstanding — Basic and diluted	42,801,009	41,021,963	33,338,320	40,912,100	29,698,031
Weighted-average number of subordinated units outstanding — Basic and diluted	7,367,286	7,367,286	11,050,929	8,760,006	12,459,973
Weighted-average number of total units outstanding — Basic and diluted	50,168,295	48,389,249	44,389,249	49,672,106	42,158,004

(1)
The total cost incurred in connection with the Partnership’s restructuring plans to move certain ship management functions from the Partnership’s office in Spain to a subsidiary of Teekay and to change seafarers is $3.3 million for the year ended December 31, 2009, of which $0.2 million and $0.4 million was incurred for the three months ended December 31, 2009 and September 30, 2009, respectively.

(2)
Commencing in 2009 and applied retroactively, the realized and unrealized gains and losses related to derivative instruments that are not designated as hedges for accounting purposes have been reclassified to a separate line item in the statements of income (loss). The realized gains (losses) relate to the amounts the Partnership actually paid to settle such derivative instruments and the unrealized gains (losses) relate to the change in fair value of such derivative instruments as detailed in the table below.

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2009	2009	2008	2009	2008
Realized losses relating to:
Interest rate swaps	(11,094)	(10,491)	(2,011)	(36,222)	(6,788)
Toledo Spirit time-charter derivative contract	(940)	—	(8,620)	(940)	(8,620)

	(12,034)	(10,491)	(10,631)	(37,162)	(15,408)

Unrealized gains (losses) relating to:
Interest rate swaps	11,960	(24,491)	(72,590)	(11,143)	(82,543)
Toledo Spirit time-charter derivative contract	600	1,100	9,275	7,355	(2,003)

	12,560	(23,391)	(63,315)	(3,788)	(84,546)

Total realized and unrealized gains (losses) on derivative instruments	526	(33,882)	(73,946)	(40,950)	(99,954)

(3)
The Partnership’s Euro-denominated revenues currently approximate its Euro-denominated expenses and debt service costs. As a result, the Partnership currently is not exposed materially to foreign currency fluctuations. However, for accounting purposes, the Partnership is required to revalue all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period. This revaluation does not affect the Partnership’s cash flows or the calculation of distributable cash flow, but results in the recognition of unrealized foreign currency translation gains or losses in the statements of income (loss).

(4)
Equity income (loss) includes unrealized gains (losses) on derivative instruments of $3.9 million, $(4.0) million and nil for the three months ended December 31, 2009, September 30, 2009 and December 31, 2008, respectively and $10.9 million and nil for the year ended December 31, 2009 and December 31, 2008, respectively.

(5)	Commencing in 2009 and applied retroactively, net income (loss) is shown before non-controlling interest.
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TEEKAY LNG PARTNERS L.P.
SUMMARY CONSOLIDATED BALANCE SHEETS (1)
(in thousands of U.S. dollars)

	As at December 31,	As at September 30,	As at December 31,
	2009	2009	2008
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents	102,570	90,485	117,641
Restricted cash — current	32,427	35,574	28,384
Other current assets	14,602	17,234	18,388
Advances to affiliates	20,715	11,926	9,583
Restricted cash — long-term	579,093	614,943	614,565
Vessels and equipment	1,817,350	1,793,551	2,007,321
Advances on newbuilding contracts	57,430	56,421	200,557
Net investments in direct financing leases	416,541	419,249	—
Derivative assets	32,131	71,976	167,326
Investment in and advances to joint venture	82,778	77,024	64,382
Other assets	23,915	23,395	27,266
Intangible assets	132,675	134,958	141,805
Goodwill	35,631	35,631	35,631

Total Assets	3,347,858	3,382,367	3,432,849

LIABILITIES AND EQUITY
Accounts payable, accrued liabilities and unearned revenue	52,210	54,785	44,614
Current portion of long-term debt and capital leases	107,697	111,297	184,971
Current portion of long-term debt related to vessels to be delivered to the Partnership(2)	—	—	39,446
Advances from affiliates and joint venture partners	112,398	100,623	74,300
Long-term debt and capital leases	2,025,645	2,120,088	1,699,231
Long-term debt related to vessels to be delivered to the Partnership(2)	—	—	276,304
Derivative liabilities	134,006	183,246	260,602
Other long-term liabilities	56,373	55,097	44,668
Equity
Non-controlling interest(3)	12,322	6,510	2,862
Partners’ equity	847,207	750,721	805,851

Total Liabilities and Total Equity	3,347,858	3,382,367	3,432,849

(1)
Although the acquisition of the Tangguh LNG carriers did not occur until August 2009, due to the Partnership’s agreement to acquire Teekay Corporation’s 70 percent interest in the Tangguh LNG Project, it was required to consolidate the Tangguh vessels prior to the actual acquisition date under U.S. generally accepted accounting principles. Due to the Partnership’s acquisition of a 40 percent interest in the four RasGas 3 LNG carriers on May 6, 2008, it is required to equity account for its investment in the RasGas 3 joint venture under U.S. generally accepted accounting principles.

(2)
As at December 31, 2008, the current portion of long-term debt related to vessels to be delivered to the Partnership includes the debt associated with the Tangguh LNG Carriers, which the Partnership had not yet acquired from Teekay Corporation as of this date.

(3)
As at December 31, 2009, non-controlling interest includes the 30 percent portion of Teekay Nakilat (RasGasII Project) which the Partnership does not own and 31 percent of the equity interest in the Tangguh project. Prior to August 2009, the non-controlling interest related to the Tangguh project was 100 percent as the Partnership had not yet acquired the interest in the Tangguh project and was consolidating the Tangguh project as described in Note (1) above.

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TEEKAY LNG PARTNERS L.P.
SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Year Ended December 31,
	2009	2008
	(unaudited)	(unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES

Net operating cash flow	188,711	149,570

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	220,050	936,988
Debt issuance costs	(1,281)	(2,233)
Scheduled repayments of long-term debt	(77,706)	(73,613)
Prepayments of long-term debt	(185,900)	(321,000)
Scheduled repayments of capital lease obligations and other long-term liabilities	(37,437)	(33,176)
Proceeds from follow-on offering net of offering costs	162,559	202,519
Advances to and from affiliates	23,425	17,147
Advances from joint venture partners	—	621
Decrease in restricted cash	1,595	28,340
Cash distributions paid	(114,539)	(97,420)
Excess of purchase price over the contributed basis of Teekay Nakilat (III) Holdings Corporation	—	(28,192)
Excess of purchase price over the contributed basis of Teekay Tangguh Borrower LLC	(33,442)	—
Distribution to Teekay Corporation for the purchase of Kenai LNG Carriers	—	(230,000)
Proceeds on sale of 1% interest in Kenai LNG Carriers	2,300	—
Equity contribution from Teekay Corporation	—	3,281

Net financing cash flow	(40,376)	403,262

INVESTING ACTIVITIES
Advances to joint venture	(2,856)	(278,723)
Repayments from joint venture	—	28,310
Return on capital from Teekay BLT Corporation to joint venture partners	—	(28,000)
Receipt of Spanish re-investment tax credit	—	5,431
Purchase of Teekay Nakilat (III) Holdings Corporation	—	(82,007)
Purchase of Teekay Tangguh Borrower LLC	(35,646)	—
Receipts from direct financing leases	9,326	—
Expenditures for vessels and equipment	(134,230)	(172,093)

Net investing cash flow	(163,406)	(527,082)

(Decrease) increase in cash and cash equivalents	(15,071)	25,750
Cash and cash equivalents, beginning of the year	117,641	91,891

Cash and cash equivalents, end of the year	102,570	117,641

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TEEKAY LNG PARTNERS L.P.
APPENDIX A — SPECIFIC ITEMS AFFECTING NET INCOME (LOSS)
(in thousands of U.S. dollars, except per share data)
Set forth below is a reconciliation of the Partnership’s unaudited adjusted net income (loss) attributable to the partners, a non-GAAP financial measure, to net income (loss) as determined in accordance with GAAP, adjusted for some of the significant items of income and expense that affected the Partnership’s net income (loss) for the three months ended December 31, 2009 and 2008 and years ended December 31, 2009 and 2008, all of which items are typically excluded by securities analysts in their published estimates of the Partnership’s financial results:

	Three Months Ended	Year Ended
	December 31, 2009	December 31, 2009
	(unaudited)	(unaudited)
Net income (loss) — GAAP basis	43,102	62,139
Less:
Net (income) loss attributable to non-controlling interest	(3,512)	(26,212)

Net income (loss) attributable to the partners	39,590	35,927
Add (subtract) specific items affecting net income (loss):
Foreign currency exchange (gain) loss(1)	(8,675)	10,835
Unrealized (gains) losses from derivative instruments(2)	(12,560)	3,788
Unrealized gains from derivative instruments from equity accounted investees(2)	(3,853)	(10,936)
Restructuring charge(3)	197	3,250
Non-controlling interests’ share of items above	2,119	24,039

Total adjustments	(22,772)	30,976

Adjusted net income attributable to the partners	16,818	66,903

	Three Months Ended	Year Ended
	December 31, 2008	December 31, 2008
	(unaudited)	(unaudited)
Net income (loss) — GAAP basis	(46,358)	(21,212)
Less:
Net (income) loss attributable to Dropdown Predecessor interest	—	(894)
Net (income) loss attributable to non-controlling interest	30,463	40,698

Net income (loss) attributable to the partners	(15,895)	18,592
Add (subtract) specific items affecting net income (loss):
Foreign currency exchange gain(1)	(3,597)	(18,244)
Unrealized (gains) losses from derivative instruments(2)	63,315	84,546
Goodwill impairment	—	3,648
Non-controlling interests’ share of items above	(29,008)	(39,912)

Total adjustments	30,710	30,038

Adjusted net income attributable to the partners	14,815	48,630

(1)	Foreign currency exchange gains primarily relate to the revaluation of the Partnership’s debt and restricted cash denominated in Euros.

(2)	Reflects the unrealized gain or loss due to changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes.

(3)
Restructuring charges were incurred in connection with the Partnership’s restructuring plans to move certain ship management functions from the Partnership’s office in Spain to a subsidiary of Teekay Corporation and to change nationality of some of the seafarers.

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TEEKAY LNG PARTNERS L.P.
APPENDIX B — RECONCILIATION OF NON-GAAP FINANCIAL MEASURE
(in thousands of U.S. dollars)
Description of Non-GAAP Financial Measure — Distributable Cash Flow (DCF)
Distributable cash flow represents net income adjusted for depreciation and amortization expense, non-cash items, estimated maintenance capital expenditures, gains and losses on vessel sales, unrealized gains and losses from derivatives, income from variable interest entity, income taxes and foreign exchange related items. Maintenance capital expenditures represent those capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by the Partnership’s capital assets. Distributable cash flow is a quantitative standard used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Distributable cash flow is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance required by accounting principles generally accepted in the United States. The table below reconciles distributable cash flow to net income.

Three Months Ended
December 31, 2009
(unaudited)

Net income	43,102
Add:
Depreciation and amortization	20,010
Partnership’s share of RasGas 3 DCF before estimated maintenance capital expenditures	4,692
Income tax expense	1,137

Less:
Estimated maintenance capital expenditures	(9,594)
Equity income of RasGas 3 joint venture	(5,591)
Unrealized foreign exchange gain	(8,675)
Unrealized gain from derivatives and other non-cash items	(8,046)

Distributable Cash Flow before Non-controlling interest	37,035

Non-controlling interests’ share of DCF before estimated maintenance capital expenditures	(3,540)

Distributable Cash Flow	33,495

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TEEKAY LNG PARTNERS L.P.
APPENDIX C — SUPPLEMENTAL SEGMENT INFORMATION
(in thousands of U.S. dollars)

	Three Months Ended December 31, 2009
	(unaudited)
	Liquefied Gas	Suezmax Tanker
	Segment	Segment	Total
Net voyage revenues(1)(2)	66,250	18,880	85,130
Vessel operating expenses	12,826	8,011	20,837
Depreciation and amortization	15,083	4,927	20,010
General and administrative	3,383	2,216	5,599
Restructuring charge	24	173	197

Income from vessel operations	34,934	3,553	38,487

	Three Months Ended December 31, 2008
	(unaudited)
	Liquefied	Suezmax Tanker
	Gas Segment	Segment	Total
Net voyage revenues(1)(2)	54,415	32,997	87,412
Vessel operating expenses	13,648	6,766	20,414
Depreciation and amortization	15,140	4,973	20,113
General and administrative	3,376	2,458	5,834

Income from vessel operations	22,251	18,800	41,051

(1)
Net voyage revenues represents voyage revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net voyage revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Partnership’s web site at www.teekaylng.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

(2)
Commencing in 2009 and applied retroactively, the gains and losses related to derivative instruments that are not designated as hedges for accounting purposes have been reclassified to a separate line item in the statements of income (loss) and are no longer included in the amounts above.

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FORWARD LOOKING STATEMENTS
This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the Partnership’s future growth prospects; Teekay Corporation offering its interest in the Angola LNG Project vessels to the Partnership; the timing of LNG and LPG/Multigas newbuilding deliveries and incremental cash flows relating to such newbuildings; the Partnership’s acquisition of two Suezmax tankers and one Handymax product tanker from Teekay under long-term fixed-rate contracts, including the incremental distributable cash flow expected to be contributed by these vessels, the distribution increase amount management expects to recommend and the timing of the completion of the transaction; the stability of the Partnership’s distributable cash flows in general; the sufficiency of equity capital raised to complete the Partnership’s existing investment program through 2010; and the Partnership’s financial position. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: the unit price of equity offerings to finance acquisitions; changes in production of LNG or LPG, either generally or in particular regions; required approvals by the conflicts committee of the board of directors of the Partnership’s general partner to acquire any LNG projects offered to the Partnership by Teekay Corporation; less than anticipated revenues or higher than anticipated costs or capital requirements; changes in trading patterns significantly affecting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of long-term contracts and inability of the Partnership to renew or replace long-term contracts; LNG and LPG/Multigas project delays, shipyard production delays; the Partnership’s ability to raise financing to purchase additional vessels or to pursue LNG or LPG/Multigas projects; changes to the amount or proportion of revenues, expenses, or debt service costs denominated in foreign currencies; the decision taken by the Board of Directors of Teekay GP LLC with respect to management distribution increase recommendations; and other factors discussed in Teekay LNG Partners’ filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2008. The Partnership expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.
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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY LNG PARTNERS L.P.
	By:	Teekay GP L.L.C., its General Partner

Date: March 5, 2010	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)